

May 21, 2021

Isaac H. Sutton
Chairman and Chief Executive Officer
Corporate Universe, Inc.
2093 Philadelphia Pike #8334
Claymont, DE 19703

      Re: Corporate Universe, Inc.
          Registration Statement on Form 10-12G
          Filed April 26, 2021
          File No. 000-56271

Dear Mr. Sutton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G filed April 26, 2021

Business
History, page 1

1.   We note that on December 10, 2020, the Company signed a Letter of Intent to acquire 100% of the equity interest of Oxicon Limited, which would later become a wholly owned subsidiary of Carbon-Ion Energy, Inc. In addition, Carbon-Ion assumed the legal right to complete the acquisition, as set forth in the Letter of Intent. Please tell us how you considered the guidance in Rule 8-04 and 8-05 of Regulation S-X in determining whether additional financial statements and pro-forma financial information of Oxicon Limited should be included in your Form 10. Your response should include your significance calculation and all other relevant facts and circumstances that support your conclusion.

2.   Please revise the disclosure to summarize the material terms of the binding letter of intent with Oxicon Limited and file the letter as an exhibit.

3.   Please revise the disclosure to provide the nature of the businesses of Carbon-Ion Energy Inc., Oxicon Limited and the nature of the ongoing business and assets of Zapgo Limited, including its patents and intellectual property. Please clarify whether Carbon-Ion Energy Inc. is a different corporate entity than Carbon Ion Energy Storage, Ltd, referred to in Note 1 to the financial statements.

4.   You state "the company has a focus on emerging business development to create value for our shareholders and provide the environment for business growth and stability." Please revise the disclosure to explain how this business purpose relates to your acquisition of Carbon-Ion, Oxicon and Zapgo.

Exhibits

5.   Please file the securities purchase agreement as an exhibit or advise.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Matt Stout